September 18, 2025

Chan Bun
Chief Executive Officer
Billion Group Holdings Limited
Unit 502, 20-20A
Chung Ying Building
Connaught Road West
Sheung Wan, Hong Kong

       Re: Billion Group Holdings Limited
           Amendment No. 2 to Registration Statement on Form F-1
           Filed September 12, 2025
           File No. 333-289934
Dear Chan Bun:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 11,
2025 letter.

Amendment No. 2 to Registration Statement on Form F-1 filed September 12, 2025 Cover Page

1. We note the disclosure on the cover page that you intend to list your ordinary shares on the Nasdaq Capital Market and the disclosure on page F-3 that your total shareholders' equity was approximately $946,623 as of December 31, 2024. Therefore, it does not appear that you meet the initial listing standards under
       Nasdaq Rule 5505(b)(1)(A) that requires companies listing on the Nasdaq Capital
       Market to have shareholders' equity of at least $5 million. We also note that pursuant to Rule 5505(b)(1)(B), the market value of unrestricted publicly held shares must be at
 September 18, 2025
Page 2

       least $15 million and in connection with an initial public offering must be satisfied from the offering proceeds. As such, it appears that your market value of unrestricted publicly held shares after completion of the IPO will be below the threshold specified in Rule 5505(b). Please tell us how you plan to satisfy the requirements enumerated above under Nasdaq Listing Rule 5505(b).
Lock-up , page 12

2. We note your response to prior comment 4. Please expand the disclosure to clarify which shareholders agreed to a period of six months and which shareholders agreed to a period of twelve months. Also, we note that Schedule 4 is missing from Exhibit
       1.1. Please advise or revise accordingly.
We face risks related to Nasdaq's proposed rule, page 21

3. We note your response to prior comment 1. Please expand the disclosure about the
       Nasdaq proposed rule to also discuss the increase in the minimum market value of unrestricted publicly held shares to US$15 million under the net income standard and expediting suspension or delisting if the market value of listed securities falls below
       US$5 million.
Principal Shareholders, page 84

4. We note your response to prior comment 5. Please revise page 84 to clearly indicate the beneficial owner and natural person with dispositive voting power for the entities in the table.
Exhibits

5. Please clarify how you determined the total maximum aggregate offering price of
       $9,600,000 in the Calculation of Filing Fee Table filed as Exhibit 107. Please contact Andi Carpenter at 202-551-3645 or Claire Erlanger at
202-551-3301 if
you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones at 202-551-3602 or Jay Ingram at 202-551-3397 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing
cc:   Kyle Leung